                                                                     Exhibit 1.1



                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL: (65) 6220 8411  FAX: (65) 6226 0502


FOR IMMEDIATE RELEASE



                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                         STRONG PERFORMANCE FOR Q1 2004


SINGAPORE, MAY 11, 2004 - China Yuchai International Limited (CYI) today announced very strong performance for the quarter ended March 31, 2004 with net income increasing by 66% to Rmb195.1 million (US$23.6 million) as compared to net income of Rmb117.6 million (US$14.2 million) for the same period in 2003. This significant improvement in performance is due to particularly strong market demand for Guangxi Yuchai Machinery Company Limited's (Yuchai) diesel engines, and in particular due to increases in unit sales of Yuchai's 6108 medium-duty, 4-series light-duty diesel and industrial engines.

Net sales increased by approximately 31% to Rmb1,577.1 million (US$190.5 million) for the quarter ended March 31, 2004 compared to same period last year of Rmb1,207.2 million (US$145.8 million). Total unit sales of 64,401 diesel engines for the quarter ended March 31, 2004 was 24% higher than the same period last year.

The overall gross margin of 32.3% for the quarter ended March 31, 2004 has declined by approximately 2.6% as compared to 34.9% gross margin for the first quarter of 2003 mainly due to the change in the product mix arising from more sales of the lower margin 4-series light-duty and industrial engines during the first quarter of 2004.

For the quarter ended March 31, 2004, selling, general and administrative expenses decreased by approximately 9% due mainly to lower advertising, promotion and sales commission expenses.

For the quarter ended March 31, 2004, trade account receivables and inventories increased as a result of higher sales volume and normal seasonality factors. Cash balances has decreased and bank borrowings have increased for the quarter ended March 31, 2004 mainly due to increased capital expenditure payments made during the first quarter of 2004.

Basic and diluted net income per share for the quarter ended March 31, 2004 was Rmb5.52 (US$0.67) compared to a basic and diluted net income per share of Rmb3.33 (US$0.40) for the same period in 2003.

Mr Wrixon F. Gasteen, President and Director stated that "the strong profit performance for the first quarter of 2004 is commendable. The fact that this was achieved prior to the full-scale launch of the new 300+ horsepower heavy duty 6113 series of diesel engines augurs well for the remainder of 2004. Despite recent announcements by the Chinese government to introduce measures on certain sectors to avoid overheating of the economy, we expect that the market demand for diesel engines in China will increase with the continued expansion of the highways and toll roads in China leading to increasing demand for new trucks, buses and construction equipment."

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL: (65) 6220 8411  FAX: (65) 6226 0502

Mr Gasteen further stated that "in the first quarter of 2004, Yuchai signed a technical co-operation agreement with Japan's Yamaha for the joint development of Yuchai's YC61082LC diesel engine for ships. The engine will be mainly used in high-speed powerboats and vessels with speeds of up to 110km/hr. This technical co-operation will enable Yuchai to further diversify the markets for its products."

Other Events

As previously disclosed, in July 2003, representatives of CYI agreed with representatives of Yuchai and the Yulin City Government to resolve certain disputed matters relating to CYI's investment in Yuchai. As part of this agreement, CYI and Yuchai withdrew their respective legal and arbitrational claims against each other and the related parties, and agreed to work together in trying to jointly promote mutual plans to enhance shareholder value in CYI.

For the past several months, the parties to the settlement agreement and their advisors have been actively seeking to agree on a restructuring plan for CYI, as contemplated in the settlement agreement. However, CYI believes that the parties will not be able to implement a restructuring of CYI in the manner contemplated in the settlement agreement in the near future. CYI remains committed to work towards an agreed plan with the parties to the settlement agreement with the goal of enhancing value for its shareholders as expeditiously as possible. Discussion with the parties concerned and their professional advisers are ongoing.

CYI is unable to determine at this point in time when such restructuring will likely be completed and the form that it is likely to take. No assurance can be given that CYI will be able to secure the agreement of the Chinese stakeholders to any alternative restructuring arrangement, or that implementation of any such restructuring will effectively resolve all of the difficulties faced by CYI with respect to its investment in Yuchai. If CYI does undertake a restructuring, no assurance can be given that the implementation thereof will not have an unintended material adverse effect on CYI's financial condition, results of operations, business or prospects.

In addition, CYI is experiencing certain difficulties again in obtaining the cooperation of the Chinese shareholders of Yuchai in the management and operation of Yuchai. Although CYI is currently seeking to resolve these difficulties through continued dialogue with representatives of Yuchai's Chinese shareholders, CYI has to date been unable to do so and there is no assurance that it will be able to do so. CYI is considering alternatives to address these difficulties, including the commencement of litigation and/or arbitration.


General Information

Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai's products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward-looking statements contained in this press release.



China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:  Mr Wrixon F. Gasteen, President
                  Mr Philip Ting, Chief Financial Officer and Director


Note 1: CYI's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2771 = US$1.00, the rate quoted by the People's Bank of China at the close of business on March 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2004 or at any other date.

Note 2:  All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  For Quarter ended March 31,
                                               ---------------------------------
                                                 2003        2004        2004
                                               ---------   ---------    -------
                                                Rmb'000     Rmb'000     US$'000
Net sales ..................................   1,207,155   1,577,145    190,543
Cost of goods sold .........................     785,533   1,067,790    129,005
                                               ---------   ---------    -------
Gross profit ...............................     421,622     509,355     61,538

Research and development cost ..............      36,315      25,465      3,077
Selling, general and administrative expenses     197,752     180,563     21,815
                                               ---------   ---------    -------
Operating income ...........................     187,555     303,327     36,646
Finance cost ...............................       5,558       5,944        718
Other net income ...........................           -      (1,557)      (188)
                                               ---------   ---------    -------
Income before income taxes and
 minority interests ........................     181,997     298,940     36,116
Income tax expense .........................      27,947      42,993      5,194
                                               ---------   ---------    -------
Income before minority interests ...........     154,050     255,947     30,922

Minority interests in income of consolidated
 subsidiaries ..............................      36,432      60,888      7,356
                                               ---------   ---------    -------
Net income .................................     117,618     195,059     23,566
                                               =========   =========    =======


Net income attributable to common shares          Rmb         Rmb          US$
  Basic and diluted.........................        3.33        5.52       0.67
                                               =========   =========    =======

Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2771 = US$1.00, the rate quoted by the People's Bank of China at the close of business on March 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2004 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
SELECTED BALANCE SHEET ITEMS
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)

                                                 As of                  As of
                                           December 31, 2003        March 31, 2004
                                           -----------------    ---------------------
                                               (Audited)             (Unaudited)

                                                  RMB              RMB          US$
Cash Balances                                   631,938           478,077      57,759

Trade Accounts Receivable, Net                  849,611         1,358,147     164,085

Inventories, Net                                877,334         1,055,364     127,504

Working Capital                                 962,804         1,176,869     142,184

Total Assets                                  4,033,632         4,766,371     575,850

Trade Accounts Payable                          731,966         1,043,927     126,122

Short-Term and Long-Term Borrowings             298,000           398,000      48,084
(including a loan from a related party)

Shareholders' Equity                          1,991,687         2,186,746     264,192

Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2771 = US$1.00, the rate quoted by the People's Bank of China at the close of business on March 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2004 or at any other date.